 Search  Try Premium Free
for 1 Month



Message More...

Marc Fulmer

Race Against Malaria

Executive Director at Race Against Malaria

Austin, Texas · 500+ connections · **Contact info**

About

 RAM revised.jpg

Experience

Executive Director
Race Against Malaria
Apr 2018 – Present · 1 yr 5 mos
Greater Seattle Area

Director of GIK and Medical Relief
Agathos International
Apr 2003 – Present · 16 yrs 5 mos

In April of 2003, my wife Mae and I felt a call to join up with Rob and Merle Smith in the creation of the Agathos Foundation (AF). As in any start-up company our first year included more learning then actual doing. We began our first orphanage in South Africa in 2004 which is still going and growing. In 2005 we moved into Zambia and started AF Zambia under th... See more

 agatho_international_logo

Project Manager
Earthwise Ventures
Jan 2012 – Present · 7 yrs 8 mos
Arlington, WA.

Project manager for all new infrastructure projects in East Africa. To include passenger fast ferries, water freight transportation with barges and tugs, rail road development.

 EW-ID-2color-H

Project Manager
Thain Boatworks, Inc.
Oct 2011 – Present · 7 yrs 11 mos
Arlington, WA

Project manager for design and production of all ferry projects. Beginning with fulfillment of a ten ferry contract with Earthwise Ventures for catamaran fast ferries for Lake Victoria in East Africa. Soon expanding into a new trimaran LightSpeed ferry for East Africa and a fleet of water taxis to run from the Entebbe Int Airport to Kampala, Uganda.

 Search     Try Premium Free
for 1 Month

Vice President
Buddy Shelters LLC
Jul 2016 – Jul 2017 · 1 yr 1 mo
Arlington, WA.

Lead in sales of low income housing for both the US and third world applications With an extensive history in Africa, Marc brings to Buddy Shelters partners in Zambia, Uganda, and Southern Sudan.

Show 3 more experiences ⌄

Education

University of Washington
Pre-major studies
1968 – 1970

Skills & Endorsements

Community Outreach · 28

Endorsed by **4 of Marc's colleagues at Pilgrim Africa**

Program Management · 28

Endorsed by **Anthony Esenu, who is highly skilled at this**

Endorsed by **3 of Marc's colleagues at Pilgrim Africa**

Fundraising · 23

Endorsed by **Ed Lyons, who is highly skilled at this**

Endorsed by **3 of Marc's colleagues at Pilgrim Africa**

Show more ⌄



 Search

